Randgold Resources Limited
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
Nasdaq Trading Symbol: GOLD

RANDGOLD RESOURCES SUSTAINS STRONG PERFORMANCE AS NEW MINE NEARS COMPLETION

London, 5 May 2005 (LSE:RRS)(NASDAQ:GOLD) - London and Nasdaq listed gold miner
Randgold Resources today reported another robust operating performance, posting a net profit of US$12.1 million for the March quarter. It also said development of its new mine at Loulo in Mali - scheduled to pour its first gold in the third quarter of this year - was on track, while its East and West African exploration programmes continued to generate promising results.

Gold production of 167 272 ounces at US$198/oz by its Morila joint venture in
Mali was slightly ahead of plan on the back of higher grades. Throughput at
Morila's recently expanded plant was again constrained by operational and mechanical problems and at 857 000 tonnes for the quarter it was well below the design capacity of 350 000 tonnes per month. The company said its senior management was again working with JV partners AngloGold Ashanti to achieve full production consistently. In the meantime, it had been assured by the operator that the value of the operation would not be significantly impaired by the early throughput of higher than planned grades.

At its Loulo project, mining operations started in December in preparation for the plant commissioning later this year. The first of two ball mills is currently being installed and the construction and erection programmes are on track. Ongoing exploration has increased the total Loulo resource to more than 8 million ounces and a study to determine the feasibility of an underground operation at the mine is scheduled for completion by the end of the June quarter. Exploration programmes at and around Loulo and Morila as well as in
Senegal, Burkina Faso, Ghana and Tanzania were advanced during the quarter with reconnaissance drilling in Senegal and Mali outlining significant targets for further follow up.

At Loulo, five drill rigs were in operation, testing the orebodies at Yalea and
Loulo 0, gathering advanced grade control data and probing other targets in the region. At Morila, exploration focused on infill drilling around the pit for an updated resource estimate and mine plan, while additional targets were highlighted in that region.

In Senegal, six targets (from a total of 32) have now been subjected to reconnaissance drilling. The most advanced of these is Sofia, where gold mineralisation has been confirmed over a strike of 3 400 metres. The mineralised zone is up to 44 metres wide with drill hole intercepts from 6 metres at 9.5g/t to 44 metres at 2g/t.

In Burkina Faso a three-hole reconnaissance diamond drilling programme has been completed along a 2 kilometre segment of a 4.5 kilometre mineralised structure in the Kiaka permit and further drilling is planned to explore the untested length. In Tanzania, reconnaissance exploration continued in the Mara and Musoma greenstone belts. In Ghana, the Adansi Asaasi joint venture has been terminated and the focus now is on generative work to identify areas of interest.

The prefeasibility study on the company's Tongon project in the Cote d'Ivoire is being updated ahead of the anticipated resolution of the conflict in that country.

The company today also published its annual resources and reserve declaration, which shows a significant increase in attributable resources. These now stand at
10.02 million ounces in the

measured, indicated and inferred categories against 7.95 million ounces at the end of 2003. The rise is mainly attributable to the growth of the Loulo resource.

Chief executive Dr Mark Bristow said today that the strong operating results for the first quarter had laid a solid foundation for the year. "We're going all out to get the opencast operation at Loulo into production and to firm up our grip on the project's underground potential. The results of the deep drilling at
Yalea are very exciting and it increasingly looks like the Loulo project is going to grow into a world class mine," he said.

"The continued underperformance of the upgraded plant at Morila is frustrating but we're making a renewed effort with our partners to understand the issues there so that they can be addressed properly. We're also maintaining a strong focus on controlling costs."

"As far as our exploration effort is concerned, this remains the engine that will drive our future growth through the continued discovery and development of exceptional value-creation opportunities."

RANDGOLD RESOURCES ENQUIRIES:
Chief Executive - Dr Mark Bristow +44 779 775 2288
Financial Director - Roger Williams +44 791 709 8939
Investor & Media Relations - Kathy du Plessis +27 11 728 4701,
Cell: +27 (0) 83 266 5847,
Email: randgoldresources@dpapr.com

Website: www.randgoldresources.com

DISCLAIMER: Statements made in this document with respect to Randgold Resources'
current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward looking statements about the future performance of Randgold Resources. These statements are based on management's assumptions and beliefs in light of the information currently available to it. Randgold
Resources cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. The potential risks and uncertainties include, among others, risks associated with: fluctuations in the market price of gold, gold production at
Morila, the development of Loulo and estimates of resources, reserves and mine life. For a discussion on such risk factors, refer to the annual report on Form
20-F for the year ended 31 December 2003, which was filed with the United States
Securities and Exchange Commission (the `SEC') on 30 June 2004. Randgold
Resources assumes no obligation to update information in this release.
Cautionary Note to US Investors: The SEC permits companies, in their filings with the SEC, to disclose only proven and probable ore reserves. We use certain terms in this release, such as "resources", that the SEC does not recognise and strictly prohibits us from including in our filings with the SEC. Investors are cautioned not to assume that all or any part of our resources will ever be converted into reserves which qualify as `proven and probable reserves' for the purposes of the SEC's industry guide number 7.